UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

XENOPORT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

98411C 10 0

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98411C 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 1,549,612
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,549,612
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,612
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 7.8% [1]
12	Type of Reporting Person (See Instructions) OO

_________________________

  1 Based on 19,744,147 shares of common stock outstanding as of October 15, 2005. On January 4, 2006, Frazier Healthcare III, LP distributed 513,065 shares of common stock to its equity owners and in early January 2006, Frazier Affiliates III, LP sold 3,473 shares of common stock, reducing the number of shares of common stock with respect to which FHM III, LLC shares voting and dispositive power to 1,033,074, representing approximately 5.2% of outstanding shares of common stock.

CUSIP No. 98411C 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 1,539,194
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,539,194
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,539,194
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 7.8% [2]
12	Type of Reporting Person (See Instructions) OO

_________________________

  2 Based on 19,744,147 shares of common stock outstanding as of October 15, 2005. On January 4, 2006, the reporting person distributed 513,065 shares of common stock to its equity owners, reducing the number of shares of common stock held by the reporting person to 1,026,129, representing approximately 5.2% of outstanding shares of common stock.

CUSIP No. 98411C 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER AFFILIATES III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 10,418
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,418
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,418
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Less than 1% [3]
12	Type of Reporting Person (See Instructions) OO

_________________________

   3 Based on 19,744,147 shares of common stock outstanding as of October 15, 2005. In early January 2006, the reporting person sold 3,473 shares of common stock, reducing the number of shares of common stock held by the reporting person to 6,945, representing approximately 0.04% of outstanding shares of common stock.

Item 1

(a)	Name of Issuer:

XENOPORT, INC.

(b)	Address of Issuer’s Principal Executive Offices:

3410 Central Expressway, Santa Clara, CA 95051

Item 2

  (a)
Name of Person Filing:

FHM III, LLC, a Delaware limited liability company (“FHM III”), Frazier Healthcare III, LP, a Delaware limited partnership (“FH III”) and Frazier Affiliates III, LP (“FA III”), a Delaware limited partnership. FHM III is the general partner of both FH III and FA III.

(b)	Address of Principal Business Office or, if none, Residence:

601 Union Street, Suite 3200, Seattle, WA 98101.

(c)	Citizenship:

Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

98411C 10 0

Item 3	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: As of December 31, 2005, FH III was the record owner of 1,539,194 shares of Common Stock and FA III was the record owner of 10,418 shares of Common Stock. Both voting and dispositive power with respect to FH III and FA III are held by FHM III, which is the general partner of both FH III and FA III.

(b)	Percent of class: 7.8%

(c)	Number of shares as to which such person has:

FHM III

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote	1,549,612
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	1,549,612

FH III

Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote	1,539,194
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	1,539,194

FA III

(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	10,418
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,418

Each of the reporting persons disclaims beneficial ownership of the shares, except for the securities for which such reporting person is the holder of record.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the

Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable. The reporting persons expressly disclaim membership in a “group” as defined in

Rule 13d-1(b)(1)(ii) (J).

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 10, 2006.	FHM III, LLC

By: Frazier & Company, Inc., its Managing

Member

By:       /s/ Alan D. Frazier

Alan D. Frazier, President

Dated February 10, 2006	Frazier Healthcare III, LP
By: FHM III, LLC, its General Partner
By: Frazier & Company, Inc., Manager

By:	/s/ Alan D. Frazier
Alan D. Frazier, President

Dated February 10, 2006	Frazier Affiliates III, LP
By: FHM III, LLC, its General Partner
By: Frazier & Company, Inc., Manager

By: /s/ Alan D. Frazier
Alan D. Frazier, President